UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36363

TARENA INTERNATIONAL, INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Tarena Announces Agreement to Repurchase Shares from Affiliate of KKR

Tarena International, Inc. (“Tarena” or the “Company”) today announced that the Company has entered into a share repurchase agreement (the “Agreement”) with Talent Fortune Investment Limited, an affiliate of KKR & Co. Inc., pursuant to which the Company agreed to repurchase 5,119,698 of the Company’s class A ordinary shares beneficially owned by Talent Fortune Investment Limited (the “Repurchased Shares”), at a repurchase price of $0.2 per share. Under the Agreement, the sale will occur on two separate dates. The closing for the sale and repurchase of first 50% of the Repurchased Shares will take place in later January 2024, and the sale and repurchase of the remaining 50% of the Repurchased Shares is expected to close in February 2024, subject to certain closing conditions being satisfied.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: January 22, 2024